UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

13 October 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB0002374006

Issuer Name

DIAGEO PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Massachusetts Financial Services Company

City of registered office (if applicable)

Boston

Country of registered office (if applicable)

USA

4. Details of the shareholder

Name	City of registered office	Country of registered office
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients and qualifies under exemption DTR 5.1.5R(1) as a U.S. Registered Investment Manager.

5. Date on which the threshold was crossed or reached

10-Oct-2023

6. Date on which Issuer notified

12-Oct-2023

7. Total positions of person(s) subject to the notification obligation

..	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.000000	0.000000	5.000000	112559300
Position of previous notification (if applicable)	4.950000	0.000000	4.950000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0002374006		112559300		5.000000
Sub Total 8.A	112559300		5.000000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Massachusetts Financial Services Company (Chain 1)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 2)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 2)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 3)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 3)	MFS International Limited
Massachusetts Financial Services Company (Chain 3)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 3)	MFS International (U.K.) Limited
Massachusetts Financial Services Company (Chain 4)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 4)	MFS Heritage Trust Company
Massachusetts Financial Services Company (Chain 5)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 5)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 5)	MFS Investment Management Canada Limited
Massachusetts Financial Services Company (Chain 6)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 6)	MFS International Limited
Massachusetts Financial Services Company (Chain 6)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 6)	MFS International Australia Pty Ltd
Massachusetts Financial Services Company (Chain 7)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 7)	MFS International Limited
Massachusetts Financial Services Company (Chain 7)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 7)	MFS Investment Management K.K.
Massachusetts Financial Services Company (Chain 8)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 8)	MFS International Limited
Massachusetts Financial Services Company (Chain 8)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 8)	MFS Investment Management Company (LUX) S.a r.l.
Massachusetts Financial Services Company (Chain 9)	Massachusetts Financial Services Company	5.000000		5.000000%
Massachusetts Financial Services Company (Chain 9)	MFS International Limited
Massachusetts Financial Services Company (Chain 9)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 9)	MFS International Singapore Pte. Ltd.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

12-Oct-2023

13. Place Of Completion

Boston

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 13 October 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary